March 22, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Jennie Beysolow Donald Field Suying Li Lyn Shenk

Re:	MSGE Spinco, Inc. Amendment No. 1 to Registration Statement on Form 10-12B Filed March 10, 2023 File No. 001-41627

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated March 20, 2023, concerning Amendment No. 1 to the Registration Statement on Form 10 (the “Form 10”) of MSGE Spinco, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 1 the Form 10 as filed on March 10, 2023 and page references in the responses refer to page numbers in the copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 2 to the Form 10, as filed on March 22, 2023. All dollar amounts throughout the letter are in thousands unless specifically stated otherwise.

Preliminary Information Statement

Questions and Answers About the Distribution, page 19

1.

We note that concurrently with the consummation of the Distribution, you expect to enter into a Delayed Draw Term Loan Credit Agreement with MSG Entertainment. Please revise to add a question and answer regarding this new loan agreement. In this regard, we note the loan is unsecured and will be to a related-party entity which is highly leveraged. Please discuss the associated risks and include a cross-reference to the applicable risk factor and new loan agreement disclosure.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Information Statement.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ David F. Byrnes
David F. Byrnes
Executive Vice President and Chief Financial Officer
MSGE Spinco, Inc.

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP

Courtney M. Zeppetella, Madison Square Garden Entertainment Corp.